UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                              Hexcel Corporation

                           -------------------------

                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share

                           -------------------------

                        (Title of Class of Securities)

                                  428290 10 0
                                  ----------
                                (CUSIP Number)


            Oliver Strub, Esq.                         John J. McGraw, Esq.
         Ciba Specialty Chemicals                    Ciba Specialty Chemicals
               Holding Inc.                                 Corporation
       Ciba Specialty Chemicals Inc.                       P.O. Box 2005
            Klybeckstrasse 141                         560 White Plains Road
             CH - 4002, Basel                        Tarrytown, New York 10591
                Switzerland                               (914) 785-2000
              41-61-696-3415

             -----------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications)

                                With a copy to:

                            Philip A. Gelston, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019

                           -------------------------

                                August 21, 2000

                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                             2


          This Amendment No. 3 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission on October 4, 1995, as amended by Amendment No. 1 thereto filed on March 6, 1996 and Amendment No. 2 thereto filed on March 11, 1997 (collectively, the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by adding the following language at the end of this item:

          Ciba has determined that its investment in the Issuer has become a non-strategic asset. Accordingly, Ciba has advised the Issuer that it would be interested in disposing of all or a substantial portion of its investment in the Issuer if an acceptable price could be obtained, and Ciba has begun to investigate what alternatives consistent with its obligations under the Governance Agreement may be available at this time. Pending any sale of its entire interest, Ciba intends to continue to exercise its rights under the Governance Agreement.

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated August 21, 2000


                                   CIBA SPECIALTY CHEMICALS HOLDING INC.,

by                                                   by

/s/ Hans - Ulrich Muller                             /s/ Oliver Strub
-------------------------------------                -------------------------
Name: Hans - Ulrich Muller                           Name: Oliver Strub
Title:  Secretary to the Board                       Title:  Corporate Counsel



          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated August 21, 2000


                                   CIBA SPECIALTY CHEMICALS INC.,

by                                                   by

/s/ Hans - Ulrich Muller                             /s/ Oliver Strub
--------------------------------------------         --------------------------
Name: Hans - Ulrich Muller                           Name:  Oliver Strub
Title:  General Counsel                              Title:  Corporate Counsel



          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated August 21, 2000


                                   CIBA SPECIALTY CHEMICALS CORPORATION,

                                      by

                                      /s/ John J. McGraw
                                      -----------------------------------------
                                      Name:  John J. McGraw
                                      Title: Vice President, General Counsel
                                             and Secretary